Exhibit 99.1

Results of Annual General Meeting

Adelaide, Australia - April 30, 2025 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces the outcome of the resolution considered at the Company's Annual General Meeting ("AGM") held at 12:30 pm (Australian Central Daylight Time (ACDT) on April 29, 2025.

RESULTS OF AGM

All resolutions set out in the Notice of AGM dated March 31, 2025 were approved by greater than 50% of shareholders present by polls, other than Resolution 5 requiring 75% of shareholders present by polls. Proxy/Votes Summary details of the resolutions and the proxies received for the resolutions are disclosed below.

Resolution 1. Approval of Appointment of Director: Mr. Peter J Whelan

For	Against	Abstain	Proxy's Discretion
764,355	5,602	1,342	-

Resolution 2. Approval of Appointment of Director: Mr. Zhiyun Tan

For	Against	Abstain	Proxy's Discretion
763,933	6,024	1,342	-

Resolution 3. Approval of Appointment of Director: Mr. Con Unerkov

For	Against	Abstain	Proxy's Discretion
768,164	5,959	1,342	-

Resolution 4. Approval of Removal of Auditor: Moore Australia Audit (VIC)

For	Against	Abstain	Proxy's Discretion
766,706	2,847	1,746	-

Resolution 5. Approval of Appointment of Auditor: Rajesh Sethi

For	Against	Abstain	Proxy's Discretion
763,718	5,839	1,742	-

For and on behalf of the Board

/S/ Con Unerkov
Dr. Con Unerkov
Chairman & Chief Executive Officer

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture of electronic glass, and Halal certification and distribution of Halal products. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This Form 6K release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding Integrated Media Technology Limited's (IMTE) expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia T: +6 8 8223 0290 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE